                                                                    Exhibit 20.3

                             INFORMATION STATEMENT

     Concerning the Distribution of 58,477,850 (Approximately 88.5%) of the
                             Outstanding Shares of

                       CAPITAL ONE FINANCIAL CORPORATION

                                  Common Stock
                           (Par Value $.01 Per Share)

                                       By

                           SIGNET BANKING CORPORATION

  This Information Statement is being furnished by Signet Banking Corporation ("Signet") in connection with the distribution (the "Distribution") to Signet common shareholders of one share of Capital One Financial Corporation ("Capital One") common stock for each Signet common share owned on the Record Date (as defined below). The Distribution will result in approximately 88.5% of the outstanding shares of Capital One common stock (all of the remaining shares of Capital One owned by Signet) being distributed to holders of Signet common shares. Approximately 10.8% of Capital One common stock was sold to the public by Capital One in November, 1994.

  Certificates for Capital One common stock will be mailed on or about February 28, 1995 to holders of record of Signet common stock at the close of business on February 10, 1995 (the "Record Date"). No consideration will be paid by Signet shareholders for shares of Capital One common stock. As a result of the Distribution, Capital One will cease to be a subsidiary of Signet. Following the Distribution, Signet will not own any shares of Capital One stock.

  Capital One common stock is listed on the New York Stock Exchange. The Capital One common stock received in the Distribution will be freely tradeable by nonaffiliates of Capital One. See "The Distribution--Market for Capital One Common Stock."

  Signet will receive an opinion of counsel to the effect that the Distribution is not taxable for federal income tax purposes to Signet and its shareholders. See "The Distribution--Federal Income Tax Consequences."

                               ----------------

   NO VOTE OF  SIGNET SHAREHOLDERS  IS REQUIRED IN  CONNECTION WITH THE
    DISTRIBUTION. THEREFORE,  WE ARE NOT  ASKING YOU FOR A  PROXY, AND
     YOU ARE REQUESTED NOT TO SEND US A PROXY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS INFORMATION STATEMENT.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

          The date of this Information Statement is February 17, 1995.

                                  INTRODUCTION

  On January 24, 1995, the Board of Directors of Signet declared a distribution (the "Distribution") to Signet common shareholders of 58,477,850 shares of Capital One Financial Corporation ("Capital One" or the "Company") common stock on the basis of one share of Capital One common stock for each Signet common share outstanding on the Record Date (as defined below). Certificates for Capital One common stock will be mailed on or about February 28, 1995 to holders of record of Signet common shares at the close of business on February 10, 1995 (the "Record Date"). No consideration will be paid by holders of Signet common shares for such shares of Capital One common stock.

  The announcement of the Distribution follows the completion of the initial public offering by the Company of 7,125,000 shares, or approximately 10.8%, of its common stock, on November 22, 1994, at an initial offering price of $16.00 per share.

  SHAREHOLDERS OF SIGNET WITH INQUIRIES RELATING TO THE DISTRIBUTION SHOULD CALL 1-800-442-3120, MONDAY THROUGH FRIDAY, 9 A.M. - 5 P.M. (EASTERN STANDARD
TIME) UNTIL MARCH 31, 1995.

                         INFORMATION ABOUT CAPITAL ONE

  Unless the context otherwise requires, the term "Company," as used herein, means the Signet Credit Card Business, a division of Signet Bank/Virginia for the periods prior to November 22, 1994, and Capital One and its consolidated subsidiaries for the periods following November 22, 1994.

  The Company is one of the oldest continually operating bank card issuers in the U.S., having commenced operations in 1953, the same year as the formation of what is now MasterCard International. It is the twelfth largest issuer of Visa and MasterCard credit cards in the United States based on managed loans outstanding as of September 30, 1994. During the six years ended December 31, 1994, the Company's managed loan portfolio grew at a 43% compound annual rate from $0.9 billion at year end 1988 to $7.4 billion. As of December 31, 1994, the Company had approximately five million credit card accounts.

  The growth achieved by the Company has been due to general industry dynamics that have existed over the past several years and the success of the information based strategy ("IBS") adopted by the Company in 1988. IBS is designed to allow the Company to differentiate among customers based on credit risk and usage characteristics and to capture profitable opportunities by effectively matching client characteristics with attractive product offerings. Through IBS, the Company is able to design and target customized solicitations at various customer segments, thereby enhancing customer response levels and the returns on solicitation expenditures within given underwriting parameters. The Company has applied IBS to other areas of its business, including account management (credit line management, pricing strategies, usage stimulation, collections, recoveries and account balance retention). Management believes that IBS has allowed the Company to gain market share in a highly competitive environment.

  The Company has been an innovator of strategies designed to attract customers, such as offering credit cards with low introductory rates and balance transfer option and secured card products. These strategies, combined with the segmenting and targeting capabilities of IBS, have contributed to the growth in recent periods of the Company's account originations and account balances.

  Copies of the press releases dated January 24, 1995 containing summary financial information for Signet and Capital One, respectively, for the year ended December 31, 1994 are enclosed with this Information Statement.

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                                THE DISTRIBUTION

MANNER OF EFFECTING THE DISTRIBUTION

  Signet will effect the Distribution on February 28, 1995 (the "Distribution Date") by delivering shares of Capital One common stock to Mellon Bank, as the distribution agent (the "Distribution Agent"), for distribution to the holders of record of Signet common shares on the Record Date. The Distribution will be made on the basis of one share of Capital One common stock for each Signet common share outstanding on the Record Date. All such shares of Capital One common stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. Certificates for Capital One common stock will be mailed to Signet common shareholders on or about February 28, 1995.

  No holder of Signet common shares will be required to pay any cash or other consideration for the shares of Capital One common stock received in the Distribution or to surrender or exchange Signet common shares in order to receive Capital One common stock.

FEDERAL INCOME TAX CONSEQUENCES

  Signet has been advised by its special tax counsel, Wachtell, Lipton, Rosen & Katz ("Tax Counsel"), that, based upon certain customary representations made by Signet and the Company, the Distribution will qualify as a tax-free distribution under Section 355 of the Code. The Distribution is conditioned upon receipt of an opinion of Tax Counsel satisfactory to the Board of Directors of Signet to the same effect. So long as the Distribution qualifies under Section 355 of the Code, in the opinion of Tax Counsel the principal federal income tax consequences of the Distribution will be as follows:

  1. No gain or loss will be recognized by, or be includable in the income of, a holder of Signet common stock solely as a result of the receipt of Capital One common stock in the Distribution, other than in respect of cash received in lieu of fractional shares of Capital One common stock by participants in Signet's Dividend Reinvestment and Investor Stock Purchase Plan and Employee Stock Purchase Plan ("Participants").

  2. No gain or loss will be recognized by Signet with respect to the Capital One common stock distributed in the Distribution.

  3. Assuming that a holder of Signet common stock holds such Signet common stock as a capital asset, such holder's holding period for the Capital One common stock received in the Distribution (including, for this purpose, any fractional shares of Capital One common stock allocable to Participants) will include the period during which such Signet common stock was held.

  4. The tax basis of Signet common stock held by Signet shareholders immediately prior to the Distribution will be apportioned (based upon relative fair market values at the time of the Distribution) between such Signet common stock and the Capital One common stock received by such shareholder in the Distribution (including, for this purpose, any fractional shares of Capital One common stock allocable to Participants).

  5. A Participant receiving cash on the sale of a fractional interest in a share of Capital One common stock will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of such holder's fractional interest. Provided that the Signet common stock is held as a capital asset, such gain or loss will be a capital gain or loss.

  The foregoing is only a summary of the material federal income tax consequences of the Distribution under current law and does not take into account any special circumstances that may apply to particular shareholders. Each shareholder should consult his or her tax advisor as to the particular consequences of the Distribution to such shareholder, including the application of state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences described above. This summary may not be applicable to shareholders who received their Signet common stock pursuant to the exercise of options or otherwise as compensation or who are not citizens or residents of the United States.

  The opinion of Tax Counsel referred to above would not be binding upon the Internal Revenue Service (the "IRS") and would be subject to certain factual representations and assumptions. Signet is not aware of

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any present facts or circumstances which should cause such representations and assumptions to be untrue. However, certain future events not within the control of Signet or Capital One, including certain extraordinary purchases of Signet common stock or Capital One common stock, could cause the Distribution not to qualify as tax free. Depending on the event, Capital One may be liable for some or all of the taxes resulting from the Distribution not qualifying under
Section 355 of the Code as tax-free. If the Distribution was taxable, then (i) each holder of Signet common stock who receives shares of Capital One common stock in the Distribution would be treated as if such shareholder received a taxable distribution, taxed as dividend to the extent of such shareholder's pro rata share of Signet's current and accumulated earnings and profits and (ii) corporate level taxes would be payable by the consolidated group of which Signet is the common parent, based upon the excess of the fair market value of the Capital One common stock on the date of the Distribution over Signet's tax basis therein. Signet does not intend to effect the Distribution if, prior to the Distribution Date, Signet becomes aware of circumstances that would result in the Distribution being a taxable transaction.

  Information with respect to the allocation of tax basis between Capital One common stock and Signet common stock will be provided to shareholders at the time of distribution of the certificates representing shares of Capital One common stock.

MARKET FOR CAPITAL ONE COMMON STOCK

  Capital One common stock is listed on the New York Stock Exchange under the symbol COF. Shares of Capital One common stock distributed to Signet shareholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Capital One under the Securities Act of 1933, as amended.

  The following table sets forth for the periods indicated the high and low sale prices of Capital One common stock as reported on the New York Stock Exchange Composite Tape.

                                                                  HIGH     LOW
                                                                 ------- -------
      Fourth Quarter, 1994 (from November 16)................... $16.625 $13.875
      First Quarter, 1995 (through February 10, 1995)...........  $17.75 $15.375

OTHER INFORMATION

  Following the Distribution, Signet will not hold any shares of Capital One common stock. Signet will continue to be a publicly-held corporation whose common shares are traded on the New York Stock Exchange.

  Signet originated from the combination of Bank of Virginia, Union Trust Bancorp of Maryland and Security National Bank of Washington, D.C. It was incorporated under the laws of Virginia in 1987. Its general offices are located at 7 North Eighth Street, Richmond, Virginia 23219. Following the Distribution, Signet will continue to be engaged in general commercial and consumer banking businesses and provide a full range of financial services to individuals, business and organizations through 249 banking offices, 253 automated teller machines and a 24-hour full-service Telephone Banking Center. Signet also offers investment services including municipal bond, government, federal agency and money market sales and trading, foreign exchange trading and discount brokerage. In addition, an international operation concentrating on trade finance, specialized services for trust, leasing, asset based lending, cash management, real estate, insurance, and consumer financing are offered. Signet's primary market area includes Virginia, Maryland and the District of Columbia.

                                   DIVIDENDS

  Although Capital One expects to reinvest a substantial portion of its earnings in its business, the Company intends to pay regular quarterly cash dividends of $0.08 per share of common stock beginning with the dividend payable with respect to the first calendar quarter of 1995 (which will be declared during the

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

month following the end of the quarter and paid thereafter). The declaration and payment of dividends, as well as the amount thereof, is subject to the discretion of the Board of Directors of Capital One and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors, and there can be no assurance that Capital One will declare and pay any dividends. As a holding company, the ability of Capital One to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. Banking regulations applicable to Capital One Bank, a subsidiary of the Company, and provisions that may be contained in borrowing agreements of Capital One or its subsidiaries may restrict the ability of the Company subsidiaries to pay dividends to Capital One or the ability of Capital One to pay dividends to its shareholders.

  Signet's dividend for the first quarter of 1995 (which will be declared and paid after the end of the quarter) is expected to be reduced to $.17 per Signet common share from the previous level of $.25 to reflect the Distribution. Accordingly, the aggregate dividend received by Signet shareholders who receive shares of Capital One stock is not expected to decrease as a result of the Distribution. Although Signet currently intends to continue paying dividends, the payment and amount of dividends is subject to the discretion of its Board of Directors and will depend on Signet's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by its Board of Directors.

                             ADDITIONAL INFORMATION

  Capital One has registered the Capital One common stock under the Securities Exchange Act of 1934 (the "Exchange Act"). Capital One and Signet are each subject to the reporting requirements of the Exchange Act, and in accordance therewith have filed registration statements, reports and other information (collectively, the "SEC Reports") with the Securities and Exchange Commission (the "SEC"). For further information pertaining to Capital One (including financial statements and other financial information), its common stock and related matters, Signet shareholders are urged to read Capital One's SEC Reports.

  In addition, a copy of the prospectus, dated November 15, 1994 (the "Prospectus"), relating to Capital One's initial public offering of its common stock may be obtained free of charge by contacting the Signet hotline at 1-800-442-3120, Monday through Friday, 9 a.m. to 5 p.m. (Eastern Standard Time) until March 31, 1995.

  The SEC Reports and the Prospectus can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C.; Seven World Trade Center, 13th Floor, New York, New York; and 500 West Madison Street, Suite 1400, Chicago, Illinois; and copies of such material also can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC Reports and the Prospectus can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

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